FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: November 02, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            02 November 2006, 3rd Quarter Results

Exhibit 99



THIRD QUARTER AND NINE MONTH RESULTS 2006 AND INTERIM DIVIDENDS

Broad-based growth. Margin development in line with our expectations.

FINANCIAL HIGHLIGHTS

(unaudited)

    Third Quarter 2006                  EUR million                       Nine Months 2006
-------------------------                                          -------------------------
Current   Current Constant                                         Current  Current Constant
rates       rates    rates                                           rates    rates    rates
                           Continuing operations:
10 122        2%       4%  Turnover                                 29 915      4%       3%
1 501        (3)%     (2)% Operating profit                          4 346      7%       5%
1 128       (20)%    (19)% Pre-tax profit                            3 789      4%       2%
   779      (22)%    (21)% Net profit from continuing operations     2 787      5%       4%
   812      (45)%    (45)% Net profit from total operations          2 915   (10)%    (11)%

  0.25      (24)%    (24)% EPS from continuing operations (Euros)     0.90      5%       4%
  0.25      (47)%    (47)% EPS from total operations (Euros)          0.94   (11)%    (12)%



KEY FEATURES


- Underlying sales growth of 4.8% in the quarter and 3.9% in the first nine months.

- Operating margin of 14.8% in the quarter and 14.5% in the first nine months.

- Increased investment in advertising and promotions behind key mid-year innovations.

-  Pricing actions and productivity gains fully offset cost increases.

- Provision ofEUR300 million taken for possible compensation payments relating to the 2005 conversion of preference shares, issued by Unilever N.V. in 1999.

-  Interim dividend ofEUR0.23 for NV and 15.62p for PLC.

- EUR750 million additional one-off dividend (EUR0.26 for NV and 17.66p for PLC), replacing 2006 share buy-back ofEUR500 million. Share buy-back programme of EUR1.5 billion planned to commence in 2007.

GROUP CHIEF EXECUTIVE'S COMMENT



We continue to see good progress with another quarter of broad-based growth. All categories and regions grew, with a notable contribution from Europe. Stronger innovation and additional investment behind our priorities are driving the growth of our brands.

Pricing actions and continued productivity gains fully offset higher than expected input costs. The 'One Unilever' programme is making a substantial contribution to our cost competitiveness drive. Our global capability programme, now also extended to research and development, is progressing well.

During the quarter we announced the sale of frozen foods businesses in Europe at a good price and expect to complete it shortly. Also we have announced today an increase in the cash to be returned to shareholders in 2006 and plans for additional returns through share buy-backs, starting in 2007.

I am pleased with the sustained improvement in the top line, maintaining the momentum of the first half. Looking ahead our priority is to improve our operating margin, while delivering our growth ambitions. We are confident we will achieve this through a combination of savings, mix improvement and appropriate pricing actions.

Patrick Cescau, Group Chief Executive

2 November 2006




In the following commentary, sales growth is stated on an underlying basis at constant exchange rates and excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates and acquisitions and disposals.

Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRSs or US GAAP and are not intended to be a substitute for GAAP measures of turnover, profit and cash flow.

TURNOVER


Turnover increased by 4.4% in the first nine months, with 3.9% underlying sales growth. Favourable currency movements added 1.4% with disposals accounting for the remainder of the change in turnover. In the third quarter underlying sales grew by 4.8%.

Pricing has made an increasing contribution with 0.9% in the first nine months and 1.2% in the quarter. All regions and categories grew in both the year to date and the quarter. A strong third quarter for European ice cream added 0.4% to overall third quarter growth and made up for a relatively weak start to the ice cream season.

OPERATING MARGIN


The operating margin for the first nine months at 14.5% was 0.3 percentage points higher than a year ago, while the quarter at 14.8% was 0.8 percentage points lower. Before the impact of restructuring, disposals and impairments, the operating margin would have been 0.7 percentage points lower for both the first nine months and the quarter.

Investment behind our brands has been stepped up in priority categories and regions. Advertising and promotions as a percentage of turnover increased by 0.6 points in the first nine months and by 0.8 points in the third quarter.

Gross margins were in line with last year in the first nine months. Higher commodity costs were fully offset by savings programmes, the benefits of volume growth and mix, and a positive contribution from pricing.

NET PROFIT AND EARNINGS PER SHARE


Net finance costs benefited from a lower level of net debt, an improved mix between countries and the effect of a higher asset base in our pension funds.

Finance costs for the quarter also included a EUR300 million provision relating to preference shares. In September 2006 investigators appointed by the Dutch Enterprise Chamber published their report into the issuance and subsequent conversion of Unilever N.V.'s 1999 Preference Shares. The Unilever Board established a Committee, chaired by Professor Wim Dik, to consider the Company's response. The Committee has explored the possibility of a settlement. It is expected that the Board, which has as yet made no decision on this matter, will consider the Committee's recommendation shortly.

The tax rate was 26% for the first nine months compared with 28% last year. The lower rates this year include a better country mix and other improvements. In the third quarter the tax rate was 31%, which is adversely affected by a relatively low assumed rate for the tax credit on the preference share provision.

Share of net profit from joint ventures was ahead of last year due to continued growth in the partnerships between Lipton and Pepsi for ready-to-drink tea.

Net profit from continuing operations increased by 5% in the first nine months and decreased by 22% in the quarter, following the preference shares provision. Net profit, including discontinued operations, was down by 45% in the quarter, additionally reflecting the profit on disposal of UCI in the third quarter of last year.

EPS from continuing operations increased by 5% in the first nine months.

CASH FLOW


Net cash flow from operating activities wasEUR0.3 billion higher than last year in the first nine months. Lower tax payments more than offset higher cash payments to pension schemes in the period. The seasonal outflow of working capital was in line with last year. Capital expenditure has been increased behind our innovation programme.



Net debt has been reduced byEUR1.3 billion since the start of the year.

BALANCE SHEET


The Euro strengthened against a number of currencies, most significantly the US dollar, reducing balance sheet values.

DIVIDENDS AND SHARE BUY BACKS


The sale of European frozen foods businesses is now expected to complete very shortly and for a price at the top end of our expectations. We have not invested any significant amounts in acquisitions. We have therefore decided to return an additionalEUR250 million to shareholders this year over and above the originally plannedEUR500 million share buy-back. The simplest way of achieving this is through a one-off dividend ofEUR750 million to be paid at the same time as the normal interim dividend. Looking forward, we plan a share buy-back programme of EUR1.5 billion, commencing in 2007.


PERFORMANCE BY REGION




EUROPE (38% OF SALES)

Underlying sales grew by 1.4% in the first nine months, and by 3.5% in the third quarter. Growth is mainly volume driven and in aggregate across categories we are growing in line with our markets.

A key driver of the overall improvement has been the impact of Vitality-led innovation in savoury, spreads and leaf tea. Ice cream grew for the season overall, with a strong third quarter adding 1.4% to European growth in the quarter. This made up for lower ice cream sales in the first half year.

Personal care grew well through innovation and consumer activation. We have lost some share in laundry in competitive markets.

There were improvements in a number of key countries in the third quarter. The UK has returned to growth and France and Germany also performed better. The Netherlands continues to move ahead strongly and Russia is growing well.

The theme of Vitality runs clearly through the innovation programme. AdeZ drinks, combining the goodness of soya with the refreshment, taste and health of fruit juice have been launched in the UK, building on success in Latin America. A range of Knorr bouillon cubes with selected natural ingredients and a better, richer taste has been rolled out across the region and Vie 'one shot' fruit and vegetable drinks are now available in ten countries. 'Fresh' soups in pouches with premium ingredients and tasty recipes have been rolled out to a further seven countries.

Product launches in Home and Personal Care with clear functional or emotional benefits are being rolled out rapidly across the region. Dove 'Summer Glow', offers gentle self-tanning from a trusted brand and the latest Axe fragrance 'Click' is being introduced. New Cif Power Cream combines convenience with high performance.

The operating margin for the first nine months at 15.0% was 1.8 percentage points lower than last year. This includes the impact of input cost increases, competitive pricing, higher net costs for restructuring and disposals, and higher investment in advertising and promotions. These were only partly offset by savings programmes.

THE AMERICAS (35% OF SALES)

Underlying sales growth has accelerated progressively through the year, with 3.5% in the first nine months and 4.1% in the third quarter. This is mainly driven by volume gains with price increases adding 1.4% in the first nine months. Markets in the US continue to grow solidly. In the rest of the region Home and Personal Care markets are buoyant, with Foods somewhat slower.

Sales in the US have grown by around 3% in both the quarter and the year to date. We have gained market share in Foods, including further gains in ice cream and the continued success of Bertolli frozen meals and Country Crock side dishes. Lipton ready-to-drink tea has also achieved a substantial share gain, which is not consolidated in turnover but shows through in the profit from joint ventures. There has been good innovation-driven growth and share gains in deodorants and hair care, with sales of the newly launched Sunsilk on plan.

Sales in Brazil picked up in the third quarter with strong growth in personal care categories and laundry. Foods sales in Brazil grew only modestly in the face of slow markets and strong local price competition.

In Mexico, sales were below last year in both the quarter and the year to date. Home and Personal Care returned to growth in the quarter but Foods declined in sluggish markets.

There was strong growth elsewhere in the region with a number of countries growing more than 10%.

Products introduced this year in the US include further development of the Bertolli premium frozen meal range, Wishbone salad 'spritzers', with one calorie per spray, and Lipton pyramid tea bags. Launches under the Breyers ice cream brand include more creamy varieties of 'double churn'.

New Knorr soups and bouillons across the region cater for local flavour and tastes while sharing common product platforms. The highly successful AdeS nutritional drink has been extended with a 'light' variant, new fruit flavours and the launch of Soymilk in Brazil and Mexico.

We have strengthened our hair portfolio in the US. Sunsilk, with ranges tailored to tackle individual hair 'dramas', was launched in the middle of the year. This followed the successful relaunch of the Suave 'Professionals' range with improved margins. The Dove skin range has been further extended throughout the region including the 'glow' and 'no white marks' products which meet clear consumer needs. In Brazil, the Omo laundry brand has been further strengthened with a new top performance product and 'baby' and 'foam control' variants.

The operating margin for the first nine months, at 15.5% was 3.8 percentage points higher than last year which included the impairment charge for Slim Fast in the second quarter. Before this, the operating margin was in line with last year. Price increases and savings programmes fully offset the impact of increased investment in advertising and promotions and higher input costs.

ASIA AFRICA (27% OF SALES)

Underlying sales grew by 8.0% in the first nine months and by 7.5% in the third quarter. While growth remains mainly volume driven, there was a further step up in price in the third quarter, to 2.3%, as we took action to mitigate the effects of higher input costs.

Markets remain generally buoyant and our aggregate market shares across the region remain stable, as we delivered good growth from strong positions across all categories.

India has sustained double-digit sales increases across almost all categories. A mix of global, regional and local brands are driving growth, notably Surf, Wheel, Lux, Lifebuoy and Clinic. Tea rebounded strongly after a weaker first half.

China has been very strong this year with another quarter of excellent growth. We have gained share in most categories through better distribution and innovation behind brands such as Omo, Zonghua, Lux and Pond's. Lipton teas also performed well.

Indonesia, Vietnam and Turkey have all sustained very good momentum through the year. Sales in South Africa slowed in the third quarter through low price competition in laundry, but Foods and personal care continued to move ahead well.

In the developed markets, an improved performance in Australia has been sustained, while Japan remains difficult.

Increasingly, innovation activity has been driven globally and regionally rather than locally. The new Sunsilk range has been introduced in most major markets and in laundry the global 'Dirt is Good' positioning is now in place across the region. The latest Axe/Lynx fragrance, 'Click' has been introduced in Australia and New Zealand. Lux 'Super Damage Repair System' for hair has been launched in Japan and China.

In Foods, low unit priced Knorr bouillon cubes, already successful in Latin America, have been brought to the region and Green Tea innovations are being rolled out extensively. In South Africa, the new Rama brand communicates the healthy oils in the product, a theme being used elsewhere around the world.

The operating margin for the first nine months at 12.6% was 0.8 percentage points lower than a year ago, due to increased investment in advertising and promotions. Price increases and savings programmes offset the impact of higher input costs.



SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.




CONDENSED INTERIM FINANCIAL STATEMENTS

INCOME STATEMENT

(unaudited)
         Third Quarter                    EUR million                                Nine Months
      -------------------                                                   -------------------
 2006    2005          Increase/                                2006    2005          Increase/
                      (Decrease)                                                     (Decrease)
                Current Constant                                               Current Constant
                  rates    rates                                                 rates    rates

                                 Continuing operations:

10 122    9 935     2%       4%  Turnover                       29 915  28 644     4%       3%

1 501     1 551    (3)%     (2)% Operating profit                4 346   4 062     7%       5%
------   ------  ------   ------ --------------------           ------  ------  ------   ------
                                 After (charging)/crediting:
  (74)    (81)                   Restructuring                  (235)   (130)
   (4)     10                    Business disposals and          151    (245)
                                 impairments
------   ------  ------   ------ --------------------           ------  ------  ------   ------

 (403)   (158)                   Net finance costs              (638)   (461)
------   ------  ------   ------ --------------------           ------  ------  ------   ------
   33      21                    Finance income                  101     122
 (149)   (166)                   Finance costs                  (473)   (543)
 (300)      -                    Preference shares provision    (300)      -
   13     (13)                   Pensions and similar             34     (40)
                                 obligations
------   ------  ------   ------ --------------------           ------  ------  ------   ------
   17      13                    Share in net profit/(loss) of    51      32
                                 joint ventures
   (2)      2                    Share in net profit/(loss) of     4      (6)
                                 associates
   15       3                    Other income from non-current    26      24
 ------  ------                  investments                    ------  ------

1 128   1 411     (20)%    (19)% Profit before taxation        3 789   3 651       4%       2%

 (349)   (414)                   Taxation                      (1 002) (1 005)
 ------  ------                                                 ------  ------

  779     997     (22)%    (21)% Net profit from continuing    2 787   2 646       5%       4%
                                 operations

   33     477                    Net profit/(loss) from          128     593
 ------  ------                  discontinued operations        ------  ------

  812   1 474     (45)%    (45)% Net profit for the period     2 915   3 239     (10)%    (11)%

------   ------  ------   ------ --------------------           ------  ------  ------   ------
                                 Attributable to:
   75      57                    Minority interests              202     157
  737   1 417     (48)%    (48)% Shareholders' equity          2 713   3 082     (12)%    (13)%
------   ------  ------   ------ --------------------           ------  ------  ------   ------

------   ------  ------   ------ --------------------           ------  ------  ------   ------
                                 Combined earnings per share
 0.25    0.49     (47)%    (47)% Total operations (Euros)       0.94    1.06     (11)%    (12)%
 0.24    0.47     (47)%    (47)% Total operations - diluted     0.91    1.02     (11)%    (12)%
                                 (Euros)

 0.25    0.32     (24)%    (24)% Continuing operations (Euros)  0.90    0.85       5%       4%
 0.24    0.32     (24)%    (24)% Continuing operations -        0.87    0.83       5%       4%
                                 diluted (Euros)
------   ------  ------   ------ --------------------           ------  ------  ------   ------




STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)
EUR million                                                               Nine Months
                                                                      ---------------
                                                                      2006       2005

Fair value gains/(losses) on financial instruments net of tax         (551)        21
Actuarial gains/(losses) on pension schemes net of tax                   6         14
Currency retranslation gains/(losses) net of tax                       323        359
                                                                   ---------  ---------

Net income/(expense) recognised directly in equity                    (222)       394

Net profit for the period                                            2 915      3 239
                                                                  ---------  ---------

Total recognised income and expense for the period                   2 693      3 633

-----------------------------------------                         ---------  ---------
Attributable to:
Minority interests                                                     182        200
Shareholders' equity                                                 2 511      3 433
-----------------------------------------                         ---------  ---------



MOVEMENTS IN EQUITY

(unaudited)
EUR million                                                              Nine Months
                                                                     ---------------
                                                                      2006       2005

Equity at 1 January                                                  8 765      6 515
Total recognised income and expense for the period                   2 693      3 633
Dividends                                                           (1 268)    (1 229)
Conversion of preference shares                                          -        930
(Purchase)/sale of treasury stock                                        2       (600)
Share option credit                                                     92        124
Dividends paid to minority shareholders                               (170)      (166)
Currency retranslation gains/(losses) net of tax                        (8)        15
Other movements in equity                                               10          -
                                                                   --------- ---------
Equity at the end of the period                                     10 116      9 222





BALANCE SHEET
(unaudited)
EUR million                                                 As at      As at      As at
                                                               30         31          1
                                                        September   December    October
                                                             2006       2005       2005
                                                        ---------  ---------  ---------
Non-current assets
--------------------
Goodwill and intangible assets                             17 527     18 055     17 959
Property, plant and equipment                               6 198      6 492      6 513
Pension asset for funded schemes in surplus                 1 128      1 036        749
Deferred tax assets                                         1 373      1 703      1 520
Other non-current assets                                    1 099      1 072      1 207
                                                        ---------  ---------  ---------
Total non-current assets                                   27 325     28 358     27 948

Assets held for sale                                          509        217        133

Current assets
----------------
Inventories                                                 3 930      4 107      4 319
Trade and other current receivables                         4 657      4 830      5 082
Other financial assets                                        320        335        356
Cash and cash equivalents                                   1 440      1 529      2 061
                                                        ---------  ---------  ---------
Total current assets                                       10 347     10 801     11 818

Current liabilities
---------------------
Borrowings due within one year                             (5 735)    (5 942)    (6 101)
Trade payables and other current liabilities               (7 909)    (8 658)    (8 400)
Restructuring and other provisions                           (780)      (644)      (658)
                                                        ---------  ---------  ---------
Total current liabilities                                 (14 424)   (15 244)   (15 159)
                                                        ---------  ---------  ---------
Net current assets/(liabilities)                           (4 077)    (4 443)    (3 341)
                                                        ---------  ---------  ---------
Total assets less current liabilities                      23 757     24 132     24 740

Non-current liabilities
-------------------------
Borrowings due after one year                               5 025      6 457      6 823
Pension liability for funded schemes in deficit             2 051      2 415      2 396
Pension liability for unfunded schemes                      3 992      4 202      3 993
Restructuring and other provisions                            788        732        706
Deferred tax liabilities                                      931        933        807
Other non-current liabilities                                 617        602        779
                                                        ---------  ---------  ---------
Total non-current liabilities                              13 404     15 341     15 504

Liabilities held for sale                                     237         26         14

Equity
--------
Shareholders' equity                                        9 704      8 361      8 813
Minority interests                                            412        404        409
                                                        ---------  ---------  ---------
Total equity                                               10 116      8 765      9 222
                                                        ---------  ---------  ---------
Total capital employed                                     23 757     24 132     24 740

CASH FLOW STATEMENT
(unaudited)
EUR million                                                                Nine Months
                                                                       ---------------
                                                                      2006       2005

Operating activities
----------------------
Cash flow from operating activities                                  3 830      4 009
Income tax paid                                                       (718)    (1 205)
                                                                   ---------  ---------
Net cash flow from operating activities                              3 112      2 804

Investing activities
----------------------
Interest received                                                       79        156
Net capital expenditure                                               (660)      (509)
Acquisitions and disposals                                             182        740
Other investing activities                                              55        354
                                                                   ---------  ---------
Net cash flow from/(used in) investing activities                     (344)       741

Financing activities
----------------------
Dividends paid on ordinary share capital                            (1 337)    (1 229)
Interest and preference dividends paid                                (400)      (472)
Change in borrowings and finance leases                             (1 205)      (333)
Purchase of treasury stock                                              (5)      (800)
Other financing activities                                            (178)      (165)
                                                                   ---------  ---------
Net cash flow from/(used in) financing activities                   (3 125)    (2 999)

                                                                   ---------  ---------
Net increase/(decrease) in cash and cash equivalents                  (357)       546

Cash and cash equivalents at the beginning of the year               1 265      1 406

Effect of foreign exchange rate changes                                317       (142)

                                                                   ---------  ---------
Cash and cash equivalents at the end of period                       1 225      1 810




ANALYSIS OF NET DEBT
(unaudited)
EUR million                                                            As at      As at
                                                                          30         31
                                                                   September   December
                                                                        2006       2005
                                                                   ---------  ---------

Total borrowings                                                    (10 760)   (12 399)
                                                                   ---------  ---------
Borrowings due within one year                                       (5 735)    (5 942)
Borrowings due after one year                                        (5 025)    (6 457)
                                                                   ---------  ---------
Cash and cash equivalents as per balance sheet                        1 440      1 529
                                                                   ---------  ---------
Cash and cash equivalents as per cash flow statement                  1 225      1 265
Add bank overdrafts deducted therein                                    215        265
Less cash and cash equivalents in assets/liabilities held for             -         (1)
sale
                                                                  ---------   ---------
Other financial assets                                                  320        335
Derivatives and finance leases included in other receivables and       (165)        33
other liabilities
                                                                  ---------  ---------
Net debt                                                             (9 165)   (10 502)

GEOGRAPHICAL ANALYSIS
(unaudited)

Continuing operations - Third Quarter
EUR million                          Europe  Americas      Asia   Total
                                                         Africa
                                   --------  --------  --------  --------

Turnover
2005                                3 805     3 409     2 721     9 935
2006                                3 905     3 435     2 782     10 122
Change                                2.6%      0.7%      2.3%      1.9%
Impact of:
Exchange rates                        0.1%     (2.7)%    (4.1)%    (2.0)%
Acquisitions                          0.0%      0.2%      0.0%      0.1%
Disposals                            (0.9)%    (0.8)%    (0.8)%    (0.8)%
Underlying sales growth               3.5%      4.1%      7.5%      4.8%
----------------------             --------  --------  --------  --------
Price                                 0.3%      1.3%      2.3%      1.2%
Volume                                3.1%      2.7%      5.0%      3.5%
----------------------             --------  --------  --------  --------

Operating profit
2005                                  653       526       372     1 551
2006                                  591       547       363     1 501
Change current rates                 (9.4)%     3.9%     (2.3)%    (3.2)%
Change constant rates                (9.3)%     5.2%      1.9%     (1.8)%

Operating margin
2005                                 17.2%     15.4%     13.7%     15.6%
2006                                 15.1%     15.9%     13.1%     14.8%
Includes restructuring, business
disposals and impairments
2005                                 (0.9)%    (0.6)%    (0.7)%    (0.7)%
2006                                 (1.1)%    (0.7)%    (0.5)%    (0.8)%



Continuing operations - Nine Months
EUR million                          Europe  Americas      Asia   Total
                                                         Africa
                                   --------  --------  --------  --------


Turnover
2005                               11 322     9 658     7 664     28 644
2006                               11 385    10 331     8 199     29 915
Change                                0.6%      7.0%      7.0%      4.4%
Impact of:
Exchange rates                        0.1%      3.9%      0.0%      1.4%
Acquisitions                          0.0%      0.1%      0.0%      0.0%
Disposals                            (1.0)%    (0.6)%    (1.0)%    (0.9)%
Underlying sales growth               1.4%      3.5%      8.0%      3.9%
----------------------             --------  --------  --------  --------
Price                                (0.1)%     1.4%      1.6%      0.9%
Volume                                1.5%      2.1%      6.3%      3.0%
----------------------             --------  --------  --------  --------

Operating profit
2005                                1 906     1 132     1 024     4 062
2006                                1 712     1 603     1 031     4 346
Change current rates                (10.1)%    41.5%      0.7%      7.0%
Change constant rates               (10.2)%    35.8%      0.5%      5.5%

Operating margin
2005                                 16.8%     11.7%     13.4%     14.2%
2006                                 15.0%     15.5%     12.6%     14.5%
Includes restructuring, business
disposals and impairments
2005                                  0.0%     (4.0)%     0.1%     (1.3)%
2006                                 (0.6)%    (0.2)%     0.1%     (0.3)%



Operating profit of discontinued operations - Third Quarter
EUR million                          Europe  Americas      Asia   Total
                                                         Africa
                                   --------  --------  --------  --------


2005                                   43           -         -      43
2006                                   43           -         -      43



Operating profit of discontinued operations - Nine Months
EUR million                         Europe  Americas      Asia   Total
                                                         Africa
                                   --------  --------  --------  --------


2005                                  192        20          -      212
2006                                  182         -          -      182

PRODUCT AREA ANALYSIS
(unaudited)

Continuing operations - Third Quarter
EUR million           Savoury, Ice cream     Foods  Personal Home care  Home and   Total
                     dressings       and                care       and  Personal
                           and beverages                         other      Care
                       spreads
                      --------  --------  --------   -------- --------  --------  --------

Turnover
2005                   3 322     2 082     5 404     2 760     1 771     4 531     9 935
2006                   3 321     2 170     5 491     2 870     1 761     4 631     10 122
Change                   0.0%      4.2%      1.6%      4.0%     (0.6)%     2.2%      1.9%
Impact of:
Exchange rates          (1.8)%    (2.0)%    (1.9)%    (1.9)%    (2.7)%    (2.2)%    (2.0)%
Acquisitions             0.0%      0.1%      0.0%      0.3%      0.0%      0.2%      0.1%
Disposals               (1.2)%    (0.2)%    (0.8)%    (1.0)%    (0.5)%    (0.8)%    (0.8)%
Underlying sales         3.1%      6.5%      4.4%      6.8%      2.7%      5.2%      4.8%
growth

Operating profit
2005                     501       393       894       493       164       657     1 551
2006                     457       393       850       492       159       651     1 501
Change current rates    (8.8)%    (0.2)%    (5.0)%     0.0%     (2.9)%    (0.7)%    (3.2)%
Change constant         (6.9)%     0.1%     (3.8)%     1.7%     (0.7)%     1.1%     (1.8)%
rates

Operating margin
2005                    15.1%     18.9%     16.6%     17.9%      9.2%     14.5%     15.6%
2006                    13.8%     18.1%     15.5%     17.2%      9.0%     14.1%     14.8%
                                          --------                      --------






Continuing operations - Nine Months
EUR million           Savoury, Ice cream     Foods  Personal Home care  Home and   Total
                     dressings       and                care       and  Personal
                           and beverages                         other      Care
                       spreads
                      --------  --------  --------   -------- --------  --------  --------


Turnover
2005                   9 825     5 871     15 696    7 733     5 215     12 948    28 644
2006                  10 058     6 162     16 220    8 336     5 359     13 695    29 915
Change                   2.4%      4.9%      3.3%      7.8%      2.8%      5.8%      4.4%
Impact of:
Exchange rates           1.1%      1.1%      1.1%      1.9%      1.4%      1.7%      1.4%
Acquisitions             0.0%      0.0%      0.0%      0.1%      0.0%      0.1%      0.0%
Disposals               (1.4)%    (0.3)%    (1.0)%    (0.8)%    (0.5)%    (0.7)%    (0.9)%
Underlying sales         2.7%      4.1%      3.2%      6.5%      1.9%      4.7%      3.9%
growth

Operating profit
2005                   1 588       589     2 177     1 346       539     1 885     4 062
2006                   1 494       937     2 431     1 442       473     1 915     4 346
Change current rates    (5.9)%    59.1%     11.7%      7.2%    (12.2)%     1.6%      7.0%
Change constant         (6.6)%    58.8%     11.0%      4.4%    (14.3)%    (0.9)%     5.5%
rates

Operating margin
2005                    16.2%     10.0%     13.9%     17.4%     10.3%     14.6%     14.2%
2006                    14.9%     15.2%     15.0%     17.3%      8.8%     14.0%     14.5%
                                          --------                      --------






NOTES

(unaudited)


Basis of Preparation

The condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. These are the same accounting policies as those used for preparation of the Annual Report and Accounts for the year ended 31 December 2005.

The condensed interim financial statements, which comply with IAS 34, are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.

Discontinued operations

On 28 August 2006 Unilever announced that it had reached an agreement to sell the majority of its European Frozen Foods business to the Permira Funds forEUR1.7 billion. The deal is expected to be completed during the fourth quarter. The Unilever businesses being sold in this transaction include the frozen foods operations in Austria, Belgium, France, Germany, Ireland, the Netherlands, Portugal and the United Kingdom. The sale is expected to result in a one-off profit, after tax, in excess ofEUR1 billion, which will be reported under the heading of discontinued operations.

The net cash flows attributable to the discontinued operations in respect of operating, investing and financing activities for the first nine months wereEUR83 million,EUR13 million andEUR(1) million respectively (2005: EUR(9) million,EUR633 million andEUR(4) million). Earnings per share for discontinued operations are given on page 13.

Taxation

The charge for the year to date includesEUR95 million (2005:EUR118 million) relating to United Kingdom taxation.

Exchange rate conventions

The income statement on page 5, the statement of recognised income and expense and the movements in equity on page 6 and the cash flow statement on page 8 are translated at rates current in each period.

The balance sheet on page 7 and the analysis of net debt on page 8 are translated at period-end rates of exchange.

Supplementary information in US dollars and sterling is available on our website at www.unilever.com/ourcompany/investorcentre.





The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2005 have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237
(3) of the UK Companies Act 1985.





INTERIM AND ONE-OFF DIVIDENDS



The dividend information given below, including the comparative amounts for 2005, is expressed in terms of the nominal share values which have applied since 22 May 2006 following the split of NV shares and the consolidation of PLC shares which were approved at the 2006 AGMs. The actual interim dividends paid in respect of shares under the earlier denominations are also given below.

The Boards have declared interim and one-off dividends in respect of 2006 on the ordinary shares at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Unilever N.V.

                                               2005     2006
Interim dividend                             EUR0.22   EUR0.23
One-off dividend                                       EUR0.26
                                                       EUR0.49
Unilever PLC

                                               2005     2006
Interim dividend                             15.04p   15.62p
One-off dividend                                      17.66p
                                                      33.28p

The NV dividends will be payable as from 4 December 2006, to shareholders registered at close of business on 2 November 2006.

The PLC dividends will be paid on 4 December 2006, to shareholders registered at close of business on 10 November 2006.

Dividend on New York shares of NV

The NV interim and one-off dividends, when converted at the Euro/Dollar European Central Bank rate of exchange on 1 November 2006, represent the following amounts per New York Share ofEUR0.16 before deduction of Netherlands withholding tax.

                                               2005    2006
Interim dividend                            $0.2638 $0.2934
One-off dividend                                    $0.3316
                                                    $0.6250

The New York shares of NV will go ex-dividend on 3 November 2006; US dollar checks for the combined interim and one-off dividends, after deduction of Netherlands withholding tax at the appropriate rate, will be mailed on 1 December 2006, to holders of record of New York shares at the close of business on 7 November 2006. The dividend will be payable on 4 December 2006.

Dividend on American Depositary Receipts of PLC

Each American Depositary Receipt of PLC represents one 3 1/9p ordinary share of PLC. When converted at the Bank of England Sterling/Dollar rate of exchange on 1 November 2006, the interim and one-off dividends for holders resident in the US will therefore be as follows:

                                               2005    2006
Interim dividend                            $0.2655  $0.2983
One-off dividend                                     $0.3372
                                                     $0.6355

The American Depositary Receipts of PLC will go ex-dividend on 8 November 2006; US dollar checks for the combined interim and one-off dividends will be mailed on 1 December 2006 to holders of record of American Depositary Receipts at the close of business on 10 November 2006. The dividend will be payable on 4 December 2006.

Interim dividends paid in 2005

The actual interim dividends paid in 2005 were as follows:

EUR0.66 perEUR0.51 ordinary share of NV;
6.77p per 1.4p ordinary share of PLC;
US $0.791472 perEUR0.51 New York share of NV; and
US $0.4779 per 5.6p ADR of PLC.

Dividend reinvestment plans

It should be noted that the one-off dividend will automatically be re-invested along with the interim dividend for shareholders participating in the various Unilever dividend reinvestment plans (DRIP).

If those shareholders would prefer to receive the one-off and interim dividends as cash they will need to withdraw from the DRIP for this dividend. Shareholders will then need to re-join the DRIP after the receipt of the cash dividend if they wish for their future dividends to be re-invested. The last date on which a change of election must be received by the administrators of each DRIP plan is as follows:

Unilever N.V.                            21 November 2006
Unilever PLC                             13 November 2006
Unilever N.V. New York shares             6 November 2006
Unilever PLC ADRs                         9 November 2006

For further information and queries on your participation we advise you to contact your bank, broker or DRIP Administrator.



EARNINGS PER SHARE
(unaudited)

Combined earnings per share




The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust; (ii) conversion of the EUR0.05 NV preference shares (up to the point of conversion); and (iii) the exercise of share options by employees. Earnings per share attributable to discontinued operations were as follows:

                                               2006     2005

Third Quarter:
Basic EPS                                   EUR 0.00  EUR 0.17
Diluted EPS                                 EUR 0.00  EUR 0.15

Nine Months:
Basic EPS                                   EUR 0.04  EUR 0.21
Diluted EPS                                 EUR 0.04  EUR 0.19






Earnings per share for total operations for the nine months

                                                                      2006       2005
                                                                   ---------  ---------

Combined EPS                                                       Thousands of units
                                                                     ---------------
Average number of combined share units                            2 882 122  2 920 224

                                                                       EUR million
                                                                  ---------  ---------
Net profit attributable to shareholders' equity                       2 713      3 082

                                                                   ---------  ---------
Combined EPS (Euros)                                                   0.94       1.06
                                                                   ---------  ---------

Combined EPS - Diluted                                             Thousands of units
                                                                     ---------------
Adjusted average number of combined share units                   2 968 519  3 015 309

                                                                       EUR million
                                                                     ---------------
Adjusted net profit attributable to shareholders' equity              2 713      3 085

                                                                   ---------  ---------
Combined EPS - diluted (Euros)                                         0.91       1.02
                                                                   ---------  ---------


Earnings per share in US Dollars and Sterling
                                                                   ---------  ---------
Combined EPS (Dollars)                                                 1.17       1.33
Combined EPS - diluted (Dollars)                                       1.14       1.29
                                                                   ---------  ---------

                                                                   ---------  ---------
Combined EPS (Pounds)                                                  0.64       0.72
Combined EPS - diluted (Pounds)                                        0.63       0.70
                                                                   ---------  ---------



DATES



The results for the fourth quarter and for the year 2006 will be published on 8 February 2007.

ENQUIRIES: UNILEVER PRESS OFFICE
+44 (0) 20 7822 6805/6010
Internet: www.unilever.com
E-mail: press-office.london@unilever.com



2 November 2006








US DOLLAR SUPPLEMENT TO THE UNILEVER THIRD QUARTER AND NINE MONTHS RESULTS 2006 AND INTERIM DIVIDENDS


This document is a supplement to the Unilever third quarter and nine Months results 2006 and is prepared for reference purposes only, Unilever's reporting currency is the Euro. The income statement, statement of recognised income and expense, movements in equity and cash flow statement are translated at rates current in each period. These rates wereEUR1 = US $1.24 for the first nine months of 2006 andEUR1 = US $1.26 for the first nine months of 2005. The balance sheet is translated at period-end rates of exchange. These wereEUR1 = US $1.27 at 30 September 2006,EUR1 = US $1.18 at 31 December 2005 andEUR1 = US $1.20 at 1 October 2005. Certain items in the income statement and statement of recognised income and expense, notably currency retranslation recognised on the disposal of businesses, will not reflect the result which would arise if the reporting currency were to be US dollar.

INCOME STATEMENT

(unaudited)
         Third Quarter                   US $ million                   Nine Months
      -------------------                                    ---------------------------------

 2006    2005       Increase/                                    2006    2005      Increase/
                   (Decrease)                                                     (Decrease)
                Current Constant                                               Current Constant
                  rates    rates                                                 rates    rates

                                 Continuing operations:

12 869  12 125      6%       4%  Turnover                      37 214  36 091      3%       3%

 1 907   1 902      0%      (2)% Operating profit               5 407   5 118      6%       5%
------  ------   ------   ------ --------------------          ------  ------   ------   ------
                                 After (charging)/crediting:
  (94)   (101)                   Restructuring                  (292)   (164)
   (3)     18                    Business disposals and          188    (309)
                                 impairments
------  ------   ------   ------ --------------------          ------  ------   ------   ------

 (505)   (193)                   Net finance costs              (794)   (581)
------  ------   ------   ------ --------------------          ------  ------   ------   ------
   43      25                    Finance income                  126     154
 (191)   (202)                   Finance costs                  (589)   (684)
 (374)      -                    Preference shares provision    (374)      -
   17     (16)                   Pensions and similar             43     (51)
                                 obligations
------  ------   ------   ------ --------------------          ------  ------   ------   ------
   21      17                    Share in net profit/(loss) of    64      41
                                 joint ventures
   (3)      2                    Share in net profit/(loss) of     4      (8)
                                 associates
   21       4                    Other income from non-current    34      31
 ------  ------                  investments                    ------  ------

1 441   1 732     (17)%    (19)% Profit before taxation        4 715   4 601       2%       2%

 (444)   (509)                   Taxation                     (1 247) (1 266)
 ------  ------                                                 ------  ------

  997   1 223     (18)%    (21)% Net profit from continuing    3 468   3 335       4%       4%
                                 operations

   42     598                    Net profit/(loss) from          159     747
 ------  ------                  discontinued operations        ------  ------

1 039   1 821     (43)%    (45)% Net profit for the period     3 627   4 082     (11)%    (11)%

------  ------   ------   ------ --------------------          ------  ------   ------   ------
                                 Attributable to:
   96      71                    Minority interests              252     199
  943   1 750     (46)%    (48)% Shareholders' equity          3 375   3 883     (13)%    (13)%
------  ------   ------   ------ --------------------          ------  ------   ------   ------

------  ------   ------   ------ --------------------          ------  ------   ------   ------
                                 Combined earnings per share
$0.33   $0.60     (45)%    (47)% Total operations (Dollars)    $1.17   $1.33     (12)%    (12)%
$0.32   $0.58     (45)%    (47)% Total operations - diluted    $1.14   $1.29     (12)%    (12)%
                                 (Dollars)

$0.32   $0.39     (21)%    (24)% Continuing operations         $1.12   $1.07       4%       4%
                                 (Dollars)
$0.30   $0.38     (21)%    (24)% Continuing operations -       $1.08   $1.04       4%       4%
                                 diluted (Dollars)
------  ------   ------   ------ --------------------          ------  ------   ------   ------


STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)
US $ million                                                           Nine Months
                                                                     ---------------
                                                                      2006       2005

Fair value gains/(losses) on financial instruments net of tax         (685)        26
Actuarial gains/(losses) on pension schemes net of tax                   7         18
Currency retranslation gains/(losses) net of tax                     1 096       (642)
                                                                  ---------   ---------

Net income/(expense) recognised directly in equity                     418       (598)

Net profit for the period                                            3 626      4 082
                                                                  ---------  ---------

Total recognised income and expense for the period                   4 044      3 484

-----------------------------------------                         ---------  ---------
Attributable to:
Minority interests                                                     252        209
Shareholders' equity                                                 3 792      3 275
-----------------------------------------                         ---------  ---------



MOVEMENTS IN EQUITY
(unaudited)
US $ million                                                           Nine Months
                                                                     ---------------
                                                                      2006       2005

Equity at 1 January                                                 10 378      8 899
Total recognised income and expense for the period                   4 044      3 484
Dividends                                                           (1 577)    (1 549)
Conversion of preference shares                                          -      1 172
(Purchase)/sale of treasury stock                                        2       (756)
Share option credit                                                    114        156
Dividends paid to minority shareholders                               (211)      (209)
Currency retranslation gains/(losses) net of tax                        55       (112)
Other movements in equity                                               12          -
                                                                   --------- ---------
Equity at the end of the period                                     12 817     11 085

BALANCE SHEET
(unaudited)
US $ million                                                As at      As at      As at
                                                               30         31          1
                                                        September   December    October
                                                             2006       2005       2005
                                                        ---------  ---------  ---------

Non-current assets
--------------------
Goodwill and intangible assets                             22 207     21 376     21 587
Property, plant and equipment                               7 853      7 686      7 828
Pension asset for funded schemes in surplus                 1 429      1 226        901
Deferred tax assets                                         1 739      2 017      1 827
Other non-current assets                                    1 393      1 269      1 451
                                                        ---------  ---------  ---------
Total non-current assets                                   34 621     33 574     33 594

Assets held for sale                                          645        258        159

Current assets
----------------
Inventories                                                 4 979      4 863      5 190
Trade and other current receivables                         5 901      5 719      6 109
Other financial assets                                        405        396        428
Cash and cash equivalents                                   1 824      1 811      2 478
                                                        ---------  ---------  ---------
Total current assets                                       13 109     12 789     14 205

Current liabilities
---------------------
Borrowings due within one year                            (7 266)    (7 036)    (7 333)
Trade payables and other current liabilities             (10 020)   (10 251)   (10 097)
Restructuring and other provisions                          (989)      (762)      (791)
                                                        ---------  ---------  ---------
Total current liabilities                                (18 275)   (18 049)   (18 221)
                                                        ---------  ---------  ---------
Net current assets/(liabilities)                          (5 166)    (5 260)    (4 016)
                                                        ---------  ---------  ---------
Total assets less current liabilities                     30 100     28 572     29 737

Non-current liabilities
-------------------------
Borrowings due after one year                              6 367      7 645      8 201
Pension liability for funded schemes in deficit            2 599      2 859      2 814
Pension liability for unfunded schemes                     5 058      4 975      4 866
Restructuring and other provisions                           998        866        849
Deferred tax liabilities                                   1 178      1 105        970
Other non-current liabilities                                783        713        936
                                                        ---------  ---------  ---------
Total non-current liabilities                             16 983     18 163     18 636

Liabilities held for sale                                    300         31         16

Equity
--------
Shareholders' equity                                      12 296      9 900     10 594
Minority interests                                           521        478        491
                                                        ---------  ---------  ---------
Total equity                                              12 817     10 378     11 085
                                                        ---------  ---------  ---------
Total capital employed                                    30 100     28 572     29 737


CASH FLOW STATEMENT
(unaudited)
US $ million                                                            Nine Months
                                                                      ---------------
                                                                      2006       2005

Operating activities
----------------------
Cash flow from operating activities                                  4 765       5 052
Income tax paid                                                       (893)     (1 519)
                                                                   ---------  ---------
Net cash flow from operating activities                              3 872       3 533

Investing activities
----------------------
Interest received                                                       98        197
Net capital expenditure                                               (821)      (642)
Acquisitions and disposals                                             226        933
Other investing activities                                              68        446
                                                                   ---------  ---------
Net cash flow from/(used in) investing activities                     (429)       934

Financing activities
----------------------
Dividends paid on ordinary share capital                            (1 664)    (1 549)
Interest and preference dividends paid                                (497)      (595)
Change in borrowings and finance leases                             (1 499)      (419)
Purchase of treasury stock                                              (6)    (1 008)
Other financing activities                                            (221)      (208)
                                                                   ---------  ---------
Net cash flow from/(used in) financing activities                   (3 887)    (3 779)

                                                                   ---------  ---------
Net increase/(decrease) in cash and cash equivalents                  (444)       688

Cash and cash equivalents at the beginning of the year               1 498      1 921

Effect of foreign exchange rate changes                                497       (433)
                                                                   ---------  ---------

Cash and cash equivalents at the end of period                       1 551      2 176



ANALYSIS OF NET DEBT
(unaudited)
US $ million                                                           As at      As at
                                                                          30         31
                                                                   September   December
                                                                        2006       2005
                                                                   ---------  ---------

Total borrowings                                                    (13 633)   (14 681)
                                                                   ---------  ---------
Borrowings due within one year                                       (7 266)    (7 036)
Borrowings due after one year                                        (6 367)    (7 645)
                                                                   ---------  ---------
Cash and cash equivalents as per balance sheet                        1 824      1 811
                                                                  ---------  ---------
Cash and cash equivalents as per cash flow statement                  1 551      1 498
Add bank overdrafts deducted therein                                    273        314
Less cash and cash equivalents in assets/liabilities held for             -         (1)
sale
                                                                  ---------   ---------
Other financial assets                                                 405        396
Derivatives and finance leases included in other receivables and      (209)        39
other liabilities
                                                                  ---------   ---------
Net debt                                                           (11 613)    (12 435)

GEOGRAPHICAL ANALYSIS
(unaudited)

Continuing operations - Third Quarter
US $ million                           Europe   Americas       Asia    Total
                                                             Africa
                                     --------   --------   --------   --------

Turnover
2005                                  4 635       4 166      3 324      12 125
2006                                  4 962       4 370      3 537      12 869
Change                                  7.0%       4.9%       6.4%       6.1%
Impact of:
Exchange rates                          4.3%       1.4%      (0.2)%      2.0%
Acquisitions                            0.0%       0.2%       0.0%       0.1%
Disposals                              (0.9)%     (0.8)%     (0.8)%     (0.8)%
Underlying sales growth                 3.5%       4.1%       7.5%       4.8%
----------------------               --------   --------   --------   --------
Price                                   0.3%       1.3%       2.3%       1.2%
Volume                                  3.1%       2.7%       5.0%       3.5%
----------------------               --------   --------   --------   --------

Operating profit
2005                                    797        651        454      1 902
2006                                    751        695        461      1 907
Change current rates                   (5.6)%      6.8%       1.5%       0.3%
Change constant rates                  (9.3)%      5.2%       1.9%      (1.8)%

Operating margin
2005                                   17.2%      15.6%      13.7%      15.7%
2006                                   15.1%      15.9%      13.0%      14.8%
Includes restructuring, business
disposals and impairments
2005                                   (0.9)%     (0.6)%     (0.7)%     (0.7)%
2006                                   (1.1)%     (0.7)%     (0.5)%     (0.8)%




Continuing operations - Nine Months
US $ million                           Europe   Americas       Asia    Total
                                                             Africa
                                     --------   --------   --------   --------


Turnover
2005                                 14 265     12 170      9 656     36 091
2006                                 14 163     12 851     10 200     37 214
Change                                 (0.7)%      5.6%       5.6%       3.1%
Impact of:
Exchange rates                         (1.1)%      2.5%      (1.2)%      0.1%
Acquisitions                            0.0%       0.1%       0.0%       0.0%
Disposals                              (1.0)%     (0.6)%     (1.0)%     (0.9)%
Underlying sales growth                 1.4%       3.5%       8.0%       3.9%
----------------------               --------   --------   --------   --------
Price                                  (0.1)%      1.4%       1.6%       0.9%
Volume                                  1.5%       2.1%       6.3%       3.0%
----------------------               --------   --------   --------   --------

Operating profit
2005                                  2 401      1 427      1 290      5 118
2006                                  2 130      1 995      1 282      5 407
Change current rates                  (11.2)%     39.8%      (0.6)%      5.7%
Change constant rates                 (10.2)%     35.8%       0.5%       5.5%

Operating margin
2005                                   16.8%      11.7%      13.4%      14.2%
2006                                   15.0%      15.5%      12.6%      14.5%
Includes restructuring, business
disposals and impairments
2005                                    0.0%      (4.0)%      0.1%      (1.3)%
2006                                   (0.6)%     (0.2)%      0.1%      (0.3)%




Operating profit of discontinued operations - Third Quarter
US $ million                           Europe   Americas       Asia    Total
                                                             Africa
                                     --------   --------   --------   --------

2005                                       52        (1)          -       51
2006                                       55         -           -       55


Operating profit of discontinued operations - Nine Months
US $ million                           Europe   Americas       Asia    Total
                                                             Africa
                                     --------   --------   --------   --------

2005                                      242        25           -      267
2006                                      226         -           -      226


PRODUCT AREA ANALYSIS
(unaudited)

Continuing operations - Third Quarter
US $ million          Savoury, Ice cream     Foods  Personal Home care  Home and   Total
                     dressings       and                care       and  Personal
                           and beverages                         other      Care
                       spreads
                      --------  --------  --------  --------  --------  --------  --------
Turnover
2005                   4 048     2 544     6 592     3 374     2 159     5 533     12 125
2006                   4 226     2 755     6 981     3 647     2 241     5 888     12 869
Change                   4.4%      8.3%      5.9%      8.1%      3.8%      6.4%      6.1%
Impact of:
Exchange rates           2.5%      1.8%      2.3%      1.9%      1.6%      1.8%      2.0%
Acquisitions             0.0%      0.1%      0.0%      0.3%      0.0%      0.2%      0.1%
Disposals               (1.2)%    (0.2)%    (0.8)%    (1.0)%    (0.5)%    (0.8)%    (0.8)%
Underlying sales         3.1%      6.5%      4.4%      6.8%      2.7%      5.2%      4.8%
growth

Operating profit
2005                     609       491     1 100       604       198       802     1 902
2006                     583       496     1 079       627       201       828     1 907
Change current rates    (4.2)%     0.9%     (1.9)%     3.9%      2.0%      3.4%      0.3%
Change constant         (6.9)%     0.1%     (3.8)%     1.7%     (0.7)%     1.1%     (1.8)%
rates

Operating margin
2005                    15.0%     19.3%     16.7%     17.9%      9.2%     14.5%     15.7%
2006                    13.8%     18.0%     15.5%     17.2%      9.0%     14.1%     14.8%
                                          --------                      --------





Continuing operations - Nine Months
US $ million          Savoury, Ice cream     Foods  Personal Home care  Home and   Total
                     dressings       and                care       and  Personal
                           and beverages                         other      Care
                       spreads
                      --------  --------  --------  --------  --------  --------  --------
Turnover
2005                  12 378     7 398    19 776     9 744     6 571    16 315    36 091
2006                  12 513     7 664    20 177    10 370     6 667    17 037    37 214
Change                   1.1%      3.6%      2.0%      6.4%      1.5%      4.4%      3.1%
Impact of:
Exchange rates          (0.2)%    (0.2)%    (0.2)%     0.6%      0.1%      0.3%      0.1%
Acquisitions             0.0%      0.0%      0.0%      0.1%      0.0%      0.1%      0.0%
Disposals               (1.4)%    (0.3)%    (1.0)%    (0.8)%    (0.5)%    (0.7)%    (0.9)%
Underlying sales         2.7%      4.1%      3.2%      6.5%      1.9%      4.7%      3.9%
growth

Operating profit
2005                   2 001       742     2 743     1 696       679     2 375     5 118
2006                   1 858     1 166     3 024     1 795       588     2 383     5 407
Change current rates    (7.1)%    57.1%     10.2%      5.8%    (13.4)%     0.3%      5.7%
Change constant         (6.6)%    58.8%     11.0%      4.4%    (14.3)%    (0.9)%     5.5%
rates

Operating margin
2005                    16.2%     10.0%     13.9%     17.4%     10.3%     14.6%     14.2%
2006                    14.9%     15.2%     15.0%     17.3%      8.8%     14.0%     14.5%
                                          --------                      --------






EARNINGS PER SHARE FOR TOTAL OPERATIONS IN US DOLLARS FOR THE NINE MONTHS



                                                                      2006         2005
                                                                    --------    ---------

Combined EPS                                                        Thousands of units
                                                                     ----------------
Average number of combined share units                            2 882 122    2 920 224

                                                                       US $ million
                                                                     ----------------
Net profit attributable to shareholders' equity                       3 375        3 883

                                                                    --------    ---------
Combined EPS (Dollars)                                                 1.17         1.33
                                                                    --------    ---------

Combined EPS - Diluted                                             Thousands of units
                                                                     ---------------
Adjusted average number of combined share units                   2 968 519    3 015 309

                                                                       US $ million
                                                                     ----------------
Adjusted net profit attributable to shareholders' equity              3 375        3 887

                                                                    --------    ---------
Combined EPS - diluted (Dollars)                                      1.14          1.29
                                                                    --------    ---------






STERLING SUPPLEMENT TO THE UNILEVER THIRD QUARTER AND NINE MONTHS RESULTS 2006 AND INTERIM DIVIDENDS


This document is a supplement to the Unilever third quarter and Nine Months results 2006 and is prepared for reference purposes only, Unilever's reporting currency is the Euro. The income statement, statement of recognised income and expense, movement in equity and cash flow statement are translated at rates current in each period. These rates wereEUR1 = GBP0.68 for the first nine months of 2006 andEUR1 = GBP0.68 for the first nine months of 2005. The balance sheet is translated at period-end rates of exchange. These wereEUR1 = GBP0.68 at 30 September 2006,EUR1 = GBP0.69 at 31 December 2005 andEUR1 = GBP0.68 at 1 October 2005. Certain items in the income statement and statement of recognised income and expense, notably currency retranslation recognised on the disposal of businesses, will not reflect the result which would arise if the reporting currency were to be sterling.

INCOME STATEMENT

(unaudited)
         Third Quarter                     GBP million                                Nine Months
      -------------------                                                   -------------------
 2006    2005        Increase/                                   2006    2005      Increase/
                    (Decrease)                                                    (Decrease)
                Current Constant                                               Current Constant
                  rates   rates                                                  rates   rates

                                 Continuing operations:

6 875   6 788       1%       4%  Turnover                     20 471  19 615       4%       3%

1 020   1 059      (4)%     (2)% Operating profit              2 974   2 781       7%       5%
------  ------   ------   ------ --------------------          ------  ------   ------   ------
                                 After (charging)/crediting:
  (60)    (55)                   Restructuring                  (161)    (89)
   (3)      7                    Business disposals and          103    (168)
                                 impairments
------  ------   ------   ------ --------------------          ------  ------   ------   ------

 (274)   (108)                   Net finance costs              (435)   (316)
 ------  ------  ------   ------ --------------------           ------  ------  ------   ------
   22      15                    Finance income                   69      84
 (101)   (114)                   Finance costs                  (323)   (372)
 (204)      -                    Preference shares provision    (204)      -
    9      (9)                   Pensions and similar             23     (28)
                                 obligations
------  ------   ------   ------ --------------------          ------  ------   ------   ------
   11       9                    Share in net profit/(loss) of    35      22
                                 joint ventures
   (1)      2                    Share in net profit/(loss) of     3      (4)
                                 associates
   10       3                    Other income from non-current    17      17
 ------  ------                  investments                    ------  ------

  766     965     (21)%    (19)% Profit before taxation        2 594   2 500       4%       2%

 (237)   (283)                   Taxation                       (686)   (688)
 ------  ------                                                 ------  ------

  529     682     (23)%    (21)% Net profit from continuing    1 908   1 812       5%       4%
                                 operations

   21     327                    Net profit/(loss) from           87     406
 ------  ------                  discontinued operations        ------  ------

  550   1 009     (45)%    (45)% Net profit for the period     1 995   2 218     (10)%    (11)%

------  ------   ------   ------ --------------------          ------  ------   ------   ------
                                 Attributable to:
   51      40                    Minority interests              138     108
  499     969     (48)%    (48)% Shareholders' equity          1 857   2 110     (12)%    (13)%
------  ------   ------   ------ --------------------          ------  ------   ------   ------

------  ------   ------   ------ --------------------          ------  ------   ------   ------
                                 Combined earnings per share
 0.17    0.33     (48)%    (47)% Total operations (Pounds)      0.64    0.72     (11)%    (12)%
 0.17    0.32     (48)%    (47)% Total operations - diluted     0.63    0.70     (11)%    (12)%
                                 (Pounds)

 0.16    0.22     (25)%    (24)% Continuing operations          0.61    0.58       5%       4%
                                 (Pounds)
 0.16    0.22     (25)%    (24)% Continuing operations -        0.60    0.57       5%       4%
                                 diluted (Pounds)
------  ------   ------   ------ --------------------          ------  ------   ------   ------

STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)
GBP million                                                               Nine Months
                                                                        ---------------
                                                                      2006       2005
Fair value gains/(losses) on financial instruments net of tax         (377)        14
Actuarial gains/(losses) on pension schemes net of tax                   4         10
Currency retranslation gains/(losses) net of tax                       142        107
                                                                   ---------  ---------

Net income/(expense) recognised directly in equity                    (231)       131

Net profit for the period                                            1 995      2 218
                                                                  ---------  ---------

Total recognised income and expense for the period                   1 764      2 349

-----------------------------------------                          ---------  ---------
Attributable to:
Minority interests                                                     140        132
Shareholders' equity                                                 1 624      2 217
-----------------------------------------                         ---------  ---------



MOVEMENTS IN EQUITY
(unaudited)
GBP million                                                              Nine Months
                                                                     ---------------
                                                                      2006       2005

Equity at 1 January                                                  6 016      4 605
Total recognised income and expense for the period                   1 764      2 349
Dividends                                                             (868)      (842)
Conversion of preference shares                                          -        637
(Purchase)/sale of treasury stock                                        1       (411)
Share option credit                                                     63         85
Dividends paid to minority shareholders                               (116)      (114)
Currency retranslation gains/(losses) net of tax                       (13)        (8)
Other movements in equity                                                7          -
                                                                   --------- ---------
Equity at the end of the period                                      6 854      6 301





BALANCE SHEET
(unaudited)
GBP million                                                   As at      As at     As at
                                                               30         31         1
                                                        September   December    October
                                                             2006       2005       2005
                                                        ---------  ---------  ---------
Non-current assets
--------------------
Goodwill and intangible assets                            11 874     12 393     12 270
Property, plant and equipment                              4 199      4 456      4 450
Pension asset for funded schemes in surplus                  764        711        512
Deferred tax assets                                          931      1 169      1 038
Other non-current assets                                     745        735        824
                                                        ---------  ---------  ---------
Total non-current assets                                  18 513     19 464     19 094

Assets held for sale                                         345        149         91

Current assets
----------------
Inventories                                                2 662      2 819      2 951
Trade and other current receivables                        3 155      3 315      3 472
Other financial assets                                       217        230        243
Cash and cash equivalents                                    976      1 050      1 408
                                                        --------- ---------  ---------
Total current assets                                       7 010      7 414      8 074

Current liabilities
---------------------
Borrowings due within one year                            (3 886)    (4 079)    (4 168)
Trade payables and other current liabilities              (5 358)    (5 942)    (5 736)
Restructuring and other provisions                          (528)      (442)      (450)
                                                        ---------  ---------  ---------
Total current liabilities                                 (9 772)   (10 463)   (10 354)
                                                        ---------  ---------  ---------
Net current assets/(liabilities)                          (2 762)    (3 049)    (2 280)
                                                        ---------  ---------  ---------
Total assets less current liabilities                     16 096     16 564     16 905

Non-current liabilities
-------------------------
Borrowings due after one year                              3 404      4 432      4 662
Pension liability for funded schemes in deficit            1 390      1 658      1 600
Pension liability for unfunded schemes                     2 705      2 884      2 760
Restructuring and other provisions                           534        502        482
Deferred tax liabilities                                     631        641        551
Other non-current liabilities                                418        413        540
                                                        ---------  ---------  ---------
Total non-current liabilities                              9 082     10 530     10 595

Liabilities held for sale                                    160         18          9

Equity
--------
Shareholders' equity                                      6 576      5 739       6 021
Minority interests                                          278        277         280
                                                        ---------  ---------  ---------
Total equity                                              6 854      6 016       6 301
                                                        ---------  ---------   ---------
Total capital employed                                   16 096     16 564      16 905


CASH FLOW STATEMENT
(unaudited)
GBP million                                                                Nine Months
                                                                      ---------------
                                                                      2006       2005

Operating activities
----------------------
Cash flow from operating activities                                  2 621      2 745
Income tax paid                                                       (491)      (825)
                                                                   ---------  ---------
Net cash flow from operating activities                              2 130      1 920

Investing activities
----------------------
Interest received                                                       54        107
Net capital expenditure                                               (452)      (349)
Acquisitions and disposals                                             124        507
Other investing activities                                              38        243
                                                                   ---------  ---------
Net cash flow from/(used in) investing activities                     (236)       508

Financing activities
----------------------
Dividends paid on ordinary share capital                              (915)      (842)
Interest and preference dividends paid                                (273)      (323)
Change in borrowings and finance leases                               (825)      (228)
Purchase of treasury stock                                              (3)      (548)
Other financing activities                                            (122)      (113)
                                                                   ---------  ---------
Net cash flow from/(used in) financing activities                    (2 138)    (2 054)

                                                                   ---------  ---------
Net increase/(decrease) in cash and cash equivalents                  (244)       374

Cash and cash equivalents at the beginning of the year                 868        994

Effect of foreign exchange rate changes                                206       (131)
                                                                   ---------  ---------

Cash and cash equivalents at the end of period                         830      1 237



ANALYSIS OF NET DEBT
(unaudited)
GBP million                                                            As at      As at
                                                                          30         31
                                                                   September   December
                                                                        2006       2005
                                                                   ---------  ---------

Total borrowings                                                     (7 290)    (8 511)
                                                                   ---------  ---------
Borrowings due within one year                                       (3 886)    (4 079)
Borrowings due after one year                                        (3 404)    (4 432)
                                                                   ---------  ---------
Cash and cash equivalents as per balance sheet                         976       1 050
                                                                   ---------  ---------
Cash and cash equivalents as per cash flow statement                   830         868
Add bank overdrafts deducted therein                                   146         183
Less cash and cash equivalents in assets/liabilities held for            -          (1)
sale                                                              ---------   ---------
Other financial assets                                                 217        230
Derivatives and finance leases included in other receivables and      (112)        23
other liabilities
                                                                   ---------  ---------
Net debt                                                             (6 209)    (7 208)



GEOGRAPHICAL ANALYSIS
(unaudited)

Continuing operations - Third Quarter
GBP million                           Europe   Americas       Asia      Total
                                                             Africa
                                     --------   --------   --------   --------
Turnover
2005                                  2 599      2 330      1 859      6 788
2006                                  2 653      2 332      1 890      6 875
Change                                  2.0%       0.1%       1.7%       1.3%
Impact of:
Exchange rates                         (0.6)%     (3.3)%     (4.6)%     (2.7)%
Acquisitions                            0.0%       0.2%       0.0%       0.1%
Disposals                              (0.9)%     (0.8)%     (0.8)%     (0.8)%
Underlying sales growth                 3.5%       4.1%       7.5%       4.8%
----------------------               --------   --------   --------   --------
Price                                   0.3%       1.3%       2.3%       1.2%
Volume                                  3.1%       2.7%       5.0%       3.5%
----------------------               --------   --------   --------   --------

Operating profit
2005                                    446        359        254      1 059
2006                                    402        371        247      1 020
Change current rates                   (9.9)%      3.2%      (2.8)%     (3.8)%
Change constant rates                  (9.3)%      5.2%       1.9%      (1.8)%

Operating margin
2005                                   17.2%      15.4%      13.7%      15.6%
2006                                   15.1%      15.9%      13.1%      14.8%
Includes restructuring, business
disposals and impairments
2005                                   (0.9)%     (0.6)%     (0.7)%     (0.7)%
2006                                   (1.1)%     (0.7)%     (0.5)%     (0.8)%




Continuing operations - Nine Months
GBP million                            Europe   Americas       Asia    Total
                                                             Africa
                                     --------   --------   --------   --------


Turnover
2005                                  7 753       6 614      5 248    19 615
2006                                  7 791       7 069      5 611    20 471
Change                                  0.5%       6.9%       6.9%       4.4%
Impact of:
Exchange rates                          0.1%       3.8%       0.0%       1.4%
Acquisitions                            0.0%       0.1%       0.0%       0.0%
Disposals                              (1.0)%     (0.6)%     (1.0)%     (0.9)%
Underlying sales growth                 1.4%       3.5%       8.0%       3.9%
----------------------               --------   --------   --------   --------
Price                                  (0.1)%      1.4%       1.6%       0.9%
Volume                                  1.5%       2.1%       6.3%       3.0%
----------------------               --------   --------   --------   --------

Operating profit
2005                                  1 305        775        701      2 781
2006                                  1 172      1 096        706      2 974
Change current rates                  (10.2)%     41.4%       0.6%       6.9%
Change constant rates                 (10.2)%     35.8%       0.5%       5.5%

Operating margin
2005                                   16.8%      11.7%      13.4%      14.2%
2006                                   15.0%      15.5%      12.6%      14.5%
Includes restructuring, business
disposals and impairments
2005                                    0.0%      (4.0)%      0.1%      (1.3)%
2006                                   (0.6)%     (0.2)%      0.1%      (0.3)%





Operating profit of discontinued operations - Third Quarter
GBP million                            Europe   Americas       Asia    Total
                                                             Africa
                                     --------   --------   --------   --------

2005                                   29             -         -          29
2006                                   30             -         -          30



Operating profit of discontinued operations - Nine Months
GBP million                            Europe   Americas       Asia    Total
                                                             Africa
                                     --------   --------   --------   --------


2005                                  131        14              -       145
2006                                  125         -              -       125



PRODUCT AREA ANALYSIS
(unaudited)

Continuing operations - Third Quarter
GBP million             Savoury, Ice cream     Foods  Personal Home care  Home and   Total
                     dressings       and                care       and  Personal
                           and beverages                         other      Care
                       spreads
                      --------  --------  --------  --------  --------  --------  --------

Turnover
2005                   2 270     1 422     3 692     1 887     1 209     3 096     6 788
2006                   2 256     1 474     3 730     1 950     1 195     3 145     6 875
Change                  (0.6)%     3.6%      1.0%      3.4%     (1.2)%     1.6%      1.3%
Impact of:
Exchange rates          (2.4)%    (2.6)%    (2.5)%    (2.5)%    (3.3)%    (2.8)%    (2.7)%
Acquisitions             0.0%      0.1%      0.0%      0.3%      0.0%      0.2%      0.1%
Disposals               (1.2)%    (0.2)%    (0.8)%    (1.0)%    (0.5)%    (0.8)%    (0.8)%
Underlying sales         3.1%      6.5%      4.4%      6.8%      2.7%      5.2%      4.8%
growth

Operating profit
2005                     342       269       611       337       111       448     1 059
2006                     310       267       577       335       108       443     1 020
Change current rates    (9.4)%    (0.8)%    (5.6)%    (0.6)%    (3.4)%    (1.3)%    (3.8)%
Change constant         (6.9)%     0.1%     (3.8)%     1.7%     (0.7)%     1.1%     (1.8)%
rates

Operating margin
2005                    15.1%     18.9%     16.6%     17.9%      9.2%     14.5%     15.6%
2006                    13.7%     18.1%     15.5%     17.2%      9.0%     14.1%     14.8%
                                          --------                      --------





Continuing operations - Nine Months
GBP million           Savoury, Ice cream     Foods  Personal Home care  Home and   Total
                     dressings       and                care       and  Personal
                           and beverages                         other      Care
                       spreads
                      --------  --------  --------  --------  --------  --------  --------
Turnover
2005                   6 728     4 020    10 748     5 296     3 571     8 867    19 615
2006                   6 884     4 216    11 100     5 704     3 667     9 371    20 471
Change                   2.3%      4.9%      3.3%      7.7%      2.7%      5.7%      4.4%
Impact of:
Exchange rates           1.0%      1.1%      1.1%      1.8%      1.3%      1.6%      1.4%
Acquisitions             0.0%      0.0%      0.0%      0.1%      0.0%      0.1%      0.0%
Disposals               (1.4)%    (0.3)%    (1.0)%    (0.8)%    (0.5)%    (0.7)%    (0.9)%
Underlying sales         2.7%      4.1%      3.2%      6.5%      1.9%      4.7%      3.9%
growth

Operating profit
2005                   1 088       403     1 491       922       368     1 290     2 781
2006                   1 023       641     1 664       987       323     1 310     2 974
Change current rates    (6.0)%    59.0%     11.6%      7.1%    (12.3)%     1.6%      6.9%
Change constant         (6.6)%    58.8%     11.0%      4.4%    (14.3)%    (0.9)%     5.5%
rates

Operating margin
2005                    16.2%     10.0%     13.9%     17.4%     10.3%     14.6%     14.2%
2006                    14.9%     15.2%     15.0%     17.3%      8.8%     14.0%     14.5%
                                          --------                      --------








EARNINGS PER SHARE FOR TOTAL OPERATIONS IN STERLING FOR THE NINE MONTHS


                                                                      2006       2005
                                                                   ---------  ---------

Combined EPS                                                       Thousands of units
                                                                     ---------------
Average number of combined share units                           2 882 122  2 920 224

                                                                        GBP million
                                                                     ---------------
Net profit attributable to shareholders' equity                      1 857      2 110

                                                                   ---------  ---------
Combined EPS (Pounds)                                                 0.64       0.72
                                                                   ---------  ---------

Combined EPS - Diluted                                             Thousands of units
                                                                     ---------------
Adjusted average number of combined share units                  2 968 519  3 015 309

                                                                        GBP million
                                                                     ---------------
Adjusted net profit attributable to shareholders' equity             1 857      2 112

                                                                   ---------  ---------
Combined EPS - diluted (Pounds)                                       0.63       0.70
                                                                   ---------  ---------